UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 20, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration as at 31 December 2018

Johannesburg, 20 February 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to report updated Group Mineral Resources and Mineral Reserves, as at 31 December 2018.

- **Highlights**

  - Total group Platinum Group Metals (PGMs) Mineral Reserves increase by 4% from 44.261 Moz to 46.062 Moz, primarily due to ongoing reserve definition drilling at the Blitz Project at Stillwater, where approximately 3.294Moz of Mineral Reserves were added at a 2E PGM grade of 23.7 g/t

  - Total group PGM Mineral Resources were stable at 204.373Moz

  - Total Mineral Reserves at the SA gold operations were 12.108 Moz, a 9% year-on-year decline, primarily as a result of the restructuring of marginal operations (2.373Moz) and depletion (1.162Moz), partially offset by the successful conversion of Mineral Resources to Mineral Reserves at the Kloof operations (+1.204 Moz) and the inclusion of attributable (38.05%) DRDGOLD Mineral Reserves (2.245 Moz) following the sale of certain the West Rand Tailings Retreatment Project assets to DRDGOLD

  - Total SA Gold Project Mineral Reserves decreased by 64% to 4.476 Moz primarily due to the sale of certain West Rand Tailings Retreatment Project (WRTRP) Mineral Reserves to DRDGOLD and the decision to cease further development at the Driefontein Depth Extension Project as part of a rigorous capital and economic review of the SA gold operations

  - Total gold Mineral Resources increased by 12.789 Moz to 104.221Moz primarily due to the inclusion of DRDGOLD Mineral Resources attributable to SGL

  - Total group copper Mineral Resources increased marginally to 18,795.8Mlb (an increase of 0.7%), due to the inclusion of the attributable Rio Grande Project Mineral Resources, following the successful transaction with Regulus Resources Inc. and Aldebaran Resources Inc.

All Group Mineral Reserves have been declared using a principle of three year trailing prices in line with SEC requirements. The rand gold price applied of R540 000/Kg is ~12% below current spot prices, the rand 4E PGM basket price applied of R12,694/4Eoz is ~35% below current spot prices; and the USD 2E PGM basket price applied of USD849/2Eoz is ~56% below current spot prices, demonstrating the robustness of the reserve figures under the current price environment, and the quality of the underlying mineral assets.

The Group Mineral Resources and Reserves underpin operations with a Life of Mine in excess of 20 years at both the Southern Africa (SA) and United States (US) PGM operations and approximately 14 years at the SA gold operations.

- **Group Overview**

PGM Operations	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)
US	151.7	16,40	79.860	80.463	46.4	17,20	25.614	21.903
SA	689.7	4.34	96.181	97.745	228.2	2.79	20.448	22.358
Total Operations	**841.4**	**6.51**	**176.041**	**178.208**	**274.6**	**5.22**	**46.062**	**44.261**

PGM Projects	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)
US	151.7	0,80	3.982	3.982				
SA	134.46	5.63	24.350	24.350				
Total Projects	**286.2**	**3.08**	**28.332**	**28.332**				
Grand Total PGM	**1,127.6**	**5,70**	**204.373**	**206.540**	**274.6**	**5,4**	**46.062**	**44.261**

Gold Operations	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
SA	542.5	1,95	33.950	32.784	293.3	1,28	12.108	13.321
Gold Projects	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
SA	523.1	3,79	63.714	52.327	32.0	4,35	4.476	12.416
US	2,636.3	0.08	6.558	6.321				
Total Projects	**3,159.4**	**0,69**	**70.272**	**58.648**	**32.0**	**4,35**	**4.476**	**12.416**
Grand Total Gold	**3,701.9**	**0,88**	**104.221**	**91.432**	**325.3**	**1,59**	**16.584**	**25.737**

Uranium Operations	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U3O8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U3O8 (Mlb)
SA	11.4	1,07	26.968	26.968				
Uranium Projects	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U3O8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U3O8 (Mlb)
SA	262.3	0,09	51.724	96.083				96.083
Grand Total Uranium	**273.7**	**0,13**	**78.692**	**123.051**				**96.083**

Copper Projects	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Copper (Mlb)
US	2,788.0	0,30	18,795.8	18,661.1				
Grand Total Copper	**2,788.0**	**0,30**	**18,795.8**	**18,661.1**				

Neal Froneman, CEO of Sibanye-Stillwater Comments: "Our Mineral Resources and Reserves have been estimated in line with conservative pricing parameters, ensuring robust operational margins and greater operating flexibility, at current spot prices.

The increase in our PGM Mineral Reserve base, largely as a result of ongoing Mineral Reserve definition at Blitz is pleasing and confirms the world class quality of the Stillwater orebody, while our SA PGM operations continue to deliver, in line with expectations. The rigorous review of our SA gold operations during 2018, in particular certain marginal operating shafts, was necessary and although this has resulted in a decrease in total Mineral Reserves, it will enhance the resilience of the SA gold operations to short term economic fluctuations and create longer term sustainable production."

The recently completed transaction with DRDGOLD has successfully seen the first phase of the previously reported WRTRP being implemented by DRDGOLD, as part of their Far West Gold Recoveries (FWGR) project. This transaction has increased Sibanye-Stillwater's exposure to mechanised, long life and low cost (R/t) surface mining operations, highly leveraged to the gold price.

Group Mineral Resources and Reserves by Operation

- **US PGM Operations**

  − Total 2E PGM Mineral Resources of 79.860Moz, a decrease of 0.75%.
  − Total 2E PGM Mineral Reserves of 25.614Moz, an increase of 16.94%.

| PGM Operations | Mineral Resources | | | | Mineral Reserves | | | |
| | 31 Dec 2018 | | | 31 Dec 2017 | 31 Dec 2018 | | | 31 Dec 2017 |
	Tonnes (Mt)	Grade (g/t)	2E (Moz)	2E (Moz)	Tonnes (Mt)	Grade (g/t)	2E (Moz)	2E (Moz)
Stillwater (2E)	82.2	17.30	45.829	42.144	23.9	19.2	14.756	11.519
East Boulder (2E)	69.5	15.20	34.031	38.319	22.5	15.0	10.858	10.384
Total US PGM Operations	151.7	16.40	79.860	80.463	46.4	17.2	25.614	21.903

  − Mineral Resources remain largely unchanged with mining depletions off-set by resource growth at the Blitz section of the Stillwater mine.

  − The pleasing 17% increase in Mineral Reserve ounces was primarily in the Blitz project area of the Stillwater Mine, where the rapid expansion of the developed area provided a platform for increased reserve definition drilling. Higher than average 2E PGM grades were also encountered. The increase in Mineral Reserves supports the planned expansion of production from the Blitz area of the Stillwater Mine, which remains on schedule.

US PGM Operations – Mineral Reserve Reconciliation

Factors	2E PGM (Moz)
31 December 2017	**21.903**
Depletion December 2017 to December 2018	(0.633)
Area Inclusions/Exclusions[1]	1.883
Geological Interpretation	(0.051)
Estimation[2]	2.386
Economic Parameters	0.126
31 December 2018	**25.614**

[1]Expansion in the Blitz project area.
[2]Better than expected tonnes, and higher than average grades encountered at Blitz

- **US Projects**

  − Copper Mineral Resources increased by 0.72% to 18,795.8Mlb, and gold Mineral Resources by 3.75% to 6.558Mlb's due the inclusion of 19.9% of the attributable Mineral Resources of the Rio Grande Project, owned by Aldebaran Resources Inc. This follows the conclusion of an arrangement with Regulus Resources Inc., Aldebaran's holding company, whereby Aldebaran will obtain an option to earn in up to 80% of the company's Altar Project, in exchange for an upfront payment and the shareholding in Aldebaran. Project PGM Mineral Resources remained unchanged.

	Au Mineral Resources				Cu Mineral Resources				PGM Mineral Resources		
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017	31 Dec 2018		31 Dec 2017
Gold Projects	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (%)	Coper (Mlb)	Coper (Mlb)	Grade (g/t)	2E (Moz)	2E (Moz)
US											
Altar[1]	2,614.0	0,08	6.321	6.321	2,614	0.31	1,7931.0	17931,0			
Marathon					151.7	0.22	730.1	730,1	0.80	3.982	3.982
Rio Grande	22.3	0,33	0.237		22.3	0.27	134.7				
Total US Projects	2,636.3	0.08	6.558	6.321	2,788.0	0.30	18,795.80	18,661.1	0.80	3.982	3.982

- **SA PGM Operations (Inclusive of Mimosa)**

  - Total 4E PGM Mineral Resources of 96.181Moz, a decline of 1.60%.
  - Total 4E PGM Mineral Reserves of 20.448Moz, a decline of 8.54%.

	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
PGM Operations[3]	Tonnes (Mt)	Grade (g/t)	4E (Moz)	4E (Moz)	Tonnes (Mt)	Grade (g/t)	4E (Moz)	4E (Moz)
Rustenburg Underground	510.8	5.00	82.185	83.209	117.8	3.82	14.461	15.706
Rustenburg Surface[2]	75.5	1.07	2.610	2.818	75.5	1.07	2.610	2.818
Kroondal Underground[1]	46.2	3.19	4.734	4.879	18.4	2.60	1.536	1.804
Mimosa[1]	57.2	3.62	6.652	6.839	16.5	3.47	1.841	2.030
Total SA PGM Operations	689.7	4.30	96.181	97.745	228.2	2.79	20.448	22.358

1. Reporting 50% attributable portion.
2. Waterval Tailings processed through the Plat Mile Tailings Retreatment facility from 2019
3. Excluding Blue Ridge Platinum mine, which remains under care and maintenance, and has been reclassified as a project. Both 2017 and 2018 numbers are reflected under projects for comparative purposes.

  - Total 4E PGM Mineral Resources declined marginally by 1.600Moz primarily due to mining depletion during 2018.
  - The decline of 1.910Moz in Mineral Reserves is in line with expectations and Life of Mine extraction plans, and is principally attributed to
    o Depletion of 1.557Moz from mining activities during 2018
    o A 0.514 Moz decrease due to removal of sub-economic ounces at the end of Life of Mine as combined mine production volumes drop below economically sustainable levels.

SA PGM Operations – Mineral Reserves Reconciliation

Factors	4E PGM (Moz)
31 December 2017	22.358
2018 depletion	(1.557)
Inclusions	0.247
Evaluation	0.005
Geological Changes[1]	0.100
Technical factors	0.142
Exclusions/reductions:	(0.601)
Economic Valuation[2]	(0.514)
Boundary changes	(0.087)
31 December 2018	20.448

1. Updates in geological interpretations and modifying factors
2. Removal of sub-economic mineral reserves at the end of LoM due to tail cutting

- **SA PGM Projects**

  - Total 4E PGM Mineral Resources of 24,350Moz, remain unchanged from 2017.

| | Mineral Resources | | | | Mineral Reserves | | | |
| | 31 Dec 2018 | | | 31 Dec 2017 | 31 Dec 2018 | | | 31 Dec 2017 |
PGM Projects	Tonnes (Mt)	Grade (g/t)	4E (Moz)	4E (Moz)	Tonnes (Mt)	Grade (g/t)	4E (Moz)	4E (Moz)
Blue Ridge Underground[1,2]	23.1	3.27	2.430	2.430				
Vygenhoek[1]	1.4	5.15	0.230	0.230				
Zondernaam[1]	77.4	6.39	15.900	15.900				
Hoedspruit	32.6	5.53	5.790	5.790				
Total SA PGM Projects	**134.5**	**5.63**	**24.350**	**24.350**				

1. Attributable portions.
2. The Blue Ridge mine, which remained under care and maintenance, was previously reported as an operation, and has been reclassified as a project.

- **SA Gold Operations**

  - Mineral Resources of 33.950 Moz, an increase of 1.166Moz (3.56%).

  - Mineral Reserves of 12.108 Moz, a decline of 1.21Moz (9.11%).

| | Mineral Resources | | | | Mineral Reserves | | | |
| | 31 Dec 2018 | | | 31 Dec 2017 | 31 Dec 2018 | | | 31 Dec 2017 |
Gold Operations	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Beatrix underground	38.8	5.96	7.440	7.708	10.5	3.53	1.187	2.086
Beatrix - surface	3.8	0.36	0.043	0.041	3.8	0.36	0.043	0.041
Cooke – underground	10.7	11.79	4.039	4.039				
Cooke - surface	17.2	0.29	0.159	0.059	17.2	0.29	0.159	0.059
Driefontein - underground	25.8	12.18	10.118	11.029	13.7	7.49	3.302	5.272
Driefontein - surface	1.3	0.53	0.021	0.019	1.3	0.53	0.021	0.019
Kloof - underground	14.9	17.14	8.211	9.697	22.6	6.90	5.020	5.652
Kloof - surface	7.7	0.53	0.131	0.192	7.7	0.53	0.131	0.192
DRD - surface (38% attributable)	422.4	0.28	3.787		216.6	0.32	2.245	
Total SA Gold Operations	**542.5**	**1.95**	**33.950**	**32.784**	**293.3**	**1.28**	**12.108**	**13.321**

- Mineral Resources were declared at a price premium of 10% over the Mineral Reserves metal price
- All operations are managed excluding the DRDGOLD Mineral Reserves attributable to Sibanye

  - The increase in gold Mineral Resources is largely due to the inclusion of the attributable 38% share of the DRDGOLD Mineral Resources (3.787Moz), offset by a decrease of 2.621 Moz at the existing gold operations. This decrease was informed by depletions, the restructuring of marginal shafts at the Beatrix and Driefontein mines, which are currently subject of a Section 189A consultation process and may lead to downsizing or closure; as well as the sale of the WRTRP assets.

  - The decrease in gold Mineral Reserves was largely a result of:
    o Depletion of 1,162Moz from mining activities during 2018
    o Restructuring of the marginal Beatrix 1 and Driefontein 2, 6 and 8 Shafts, resulting in 2.373Moz being removed from the Mineral Reserve base
    o Changes in pay limits (economic factors) resulting in 0.764Moz not being deemed economically viable to extract under current assumptions.
    o Geological and structural model adjustments at Beatrix 1 and Driefontein 1 & 5, and resulting geotechnical pillar adjustments (-0.865 Moz).

- These decreases were offset by:
  - o Additional Mineral Reserves of 1.204Moz defined as a result of ongoing exploration and reserve delineation at the Kloof operations.
  - o A further 2.245 Moz were added, based on the 38% attributable Mineral Reserves from of DRDGOLD following the successful completion of this transaction during 2018.

A detailed reconciliation of 2017 to 2018 SA Gold Operations Mineral Reserves is shown in the Table below.

SA Gold Operations – Mineral Reserves Reconciliation

Factors	Gold (Moz)
31 December 2017 - Operations	**13,321**
2018 depletion	(1,162)
Inclusions	**3,448**
White Areas, Secondary Reefs and Surface	1,204
Attributable portion of DRD Reserves (38.05%)	2,245
Exclusions/reductions:	**(4,002)**
Removal of reserves at sub-economic operations	(2,373)
Pay limit	(0,764)
Geological and geotechnical changes	(0,865)
Estimation models	0,310
Technical Factors	0,193
31 December 2018 - Operations	**12,108**

- **SA Gold Projects**

  - Total gold Mineral Resources increased by 21.76% (11.387Moz) to 63.714 Moz.

  - Total gold Mineral Reserves decreased by 63.95% (7.940Moz) to 4.476Moz.

During 2018 the transaction with DRDGOLD was completed whereby Sibanye-Stillwater sold certain of the WRTRP assets from Kloof and Driefontein to DRDGOLD in exchange for a 38% shareholding in DRDGOLD. As a result, the Company no longer reports these specific Mineral Resources and Mineral Reserves previously held under the WRTRP, but has reported attributable Mineral Resources and Mineral Reserves of DRDGOLD. The Mineral Resources of the Cooke portion of the WRTRP, which has been retained, remain unchanged at 2.245Moz. As a result of the transaction, no reserves are currently reported for the remaining portion of the WRTRP, while the economic feasibility of the remaining assets are being investigated.

In addition, a detailed capital review was undertaken of the Company's capital projects during 2018. At current economic parameters, and considering capital prioritisation, a decision was made to cease further development of the Driefontein Depth Extension (DE) Project (1.707Moz Mineral Reserve declared in 2017), but to continue with the Kloof DE Project.

	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
Gold Projects	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Beatrix - BI	7.1	7.63	1.740	0.541				
Driefontein – BI	20.8	13.57	9.085	7.308				1.707
Kloof – BI	39.6	12.98	16.549	21.018	2.5	5.31	0.431	0.537
Burnstone	69.3	4.93	10.980	9.015	14.2	4.26	1.945	1.934
Bloemhoek	28.3	4.73	4.297	4.297				
De Bron Merriespruit	28.3	4.42	4.022	4.022	15.3	4.27	2.099	2.112

Gold Projects	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
WRTRP - surface tailings	262.3	0.27	2.245	6.126				6.126
DRD - Underground	67.4	6.82	14.795					
Total SA Gold Projects	523.1	3.79	63.714	52.327	32.0	4.35	4.476	12.416

- Total gold project Mineral Resources increased by 11.387 Moz, primarily due to the inclusion of the attributable DRDGOLD underground Mineral Resources.

A detailed reconciliation of 2017 to 2018 SA Gold projects Mineral Reserves is shown in the Table below.

SA Gold Projects – Mineral Reserves Reconciliation

Factors	Gold (Moz)
31 December 2017 - Projects	**12,416**
2018 depletion	0,000
Inclusions	**0,011**
Burnstone estimation model	0,011
Exclusions/reductions:	**(7,951)**
Exclusion of Driefontein 5 Shaft DE Project	(1,707)
Pay limit - Kloof 4 Shaft DE Project	(0,106)
De Bron Merriespruit tail management	(0,012)
Exclusion of WRTRP	(6,126)
31 December 2018	**4,476**

- **SA Uranium Operations and Projects**

  - U3O8 Mineral Resources of 78.692Mlb, a decline of 36.05%.
  - No U308 Mineral Reserves have been declared, a decline of 96.083Mlb's.

Uranium Operations	Mineral Resources				Mineral Reserves			
	31 Dec 2018			31 Dec 2017	31 Dec 2018			31 Dec 2017
	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U3O8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U308 (Mlb)
SA								
Beatrix (Beisa)	11.4	1.07	26.968	26.968				
Total Uranium Operations	11.4	1.07	26.968	26.968				
Uranium Projects	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U3O8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U308 (Mlb)
SA								
WRTRP - surface tailings[1]	262.3	0.09	51.724	96.083				96.083
Total Uranium Projects	262.3	0.09	51.724	96.083				96.083
Total Uranium Operations and Projects	273.7	0.13	78.692	123.051				96.083

[1] Includes the Cooke portion of the WRTRP assets not included in the deal with DRDGOLD

- The decline in Mineral Resources is directly attributed to the sale of a portion of the WRTRP to DRDGOLD

- No uranium Mineral Reserves were declared following the sale of the Kloof and Driefontein tailings dams of the WRTRP to DRDGOLD. This uranium relates principally to the Cooke assets, which were excluded from the transaction, and are now reported as Mineral Resources only.

A detailed reconciliation of 2017 to 2018 Mineral Reserves is shown in the Table below.

SA URANIUM - Mineral Reserves Reconciliation

Factors	U3O8 (Mlb)
31 December 2017	**96.083**
2018 depletion	0.000
Exclusion of WRTRP	(96.083)
31 December 2018	**0.000**

- **Corporate Governance**

Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE Listings Requirements and the SEC Industry Guide 7, which is aligned with the guiding principles of SOX. Altar, Marathon and Rio Grande Mineral Resources are compliant with NI 43-101 guidelines. In accordance with SEC requirements.

This Mineral Reserves and Mineral Resources declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration available in the Group Mineral Resource and Mineral Reserve Report, which will be published on 29 March 2019 and will be available at www.sibanyestillwater.com

In accordance with US Securities and Exchange Commission (SEC) guidelines and Sibanye-Stillwater reporting standards, approximate three-year average, rolling, historical commodity prices are assumed for the calculation of Mineral Reserves. An average exchange rate of R13.55/US$ and the following commodity prices were used:

Precious metals	2018		
	USD/oz	ZAR/oz	ZAR/kg
Gold	1,238	16, 796	540, 000
Platinum	959	12, 994	417, 781
Palladium	819	11, 097	356, 791
Rhodium	1,180	15, 989	514, 058
Iridium	814	11, 030	354, 613
Ruthenium	102	1, 382	44, 436
Base metals	2018		
	USD/lb	USD/ton	ZAR/ton
Nickel	4.99	11, 009	149, 172
Copper	2.68	5 ,913	80, 121
Cobalt	20.00	44, 092	597,441
Uranium Oxide (U_3O_8)*	37.00	81,569	1,105,266
Chrome Oxide** (Cr_2O_3) 42% Concentrate	0.46	207	2, 804

*long term contract price

Guided by a commitment to best practice corporate governance, the statement has been reviewed by each Region's Technical Services. The South African Gold Operations was subjected to an external audit during 2018.

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the Rand-US dollar currency exchange rate, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.

All statement figures are managed by Sibanye-Stillwater with the exception of those for Mimosa, and the attributable portion for DRD and Aldebaran Resources. Mineral Resources are reported inclusive of Mineral Reserves, and production volumes are reported in metric tonnes (t).

Gold and uranium estimates are reported separately from each other; therefore, no gold equivalents are stated to avoid potential anomalies as a result of year-on-year metal price differentials.

The Southern African PGM Operations statement are reported as 4E PGM, which consists of platinum, palladium, rhodium and gold. The US operations are reported as 2E PGM, which consist of platinum and palladium.

The individual proportions of the reported PGM's are provided in the tables below.

4E Prill Split (SA Region)

| Precious Metals Prill Split | Unit | Rustenburg | | Kroondal | Mimosa |
		MER	UG2	UG2	MSZ
Platinum	%	63.81	54.31	57.74	49.35
Palladium	%	27.30	34.36	31.70	38.47
Rhodium	%	3.98	10.53	9.90	4.20
Gold	%	4.91	0.80	0.66	7.97

MER – Merensky Reef

UG2 – Upper Group 2 Chromitite

MSZ – Main Sulphide Zone

2E Prill Split (US Region)

Precious Metals Prill Split	Unit	Stillwater Mine	East Boulder Mine	Average
Platinum	%	22.23	21.74	22.02
Palladium	%	77.77	78.26	77.98

All financial models used to determine Mineral Reserves are based on current tax regulations at 31 December 2018. Mineral Resources were declared at a 10% increase relative to the Mineral Reserves metal price.

Mineral Resources are inclusive of Mineral Reserves. Rounding off of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.

For the Southern African Gold Operations, the lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of the SA Gold Operations Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2018 Mineral Resources and Mineral Reserves Statement. Gerhard [GDE (Mining Eng), MBA, MSCC and B. Tech (MRM)] is registered with SAIMM (706705) and has 31 years' experience relative to the type and style of mineral deposit under consideration.

The 38.05% Attributable portion of the DRDGOLD current surface tailings operations including the ERGO and FWGR operations. For this attributable portion of the DRD resources and reserves, the company was reliant on external competent persons as follows: The Mineral Resources for the ERGO surface operations is based on depletion (up to December 2018) and the Competent Person designated in terms of SAMREC is Mr M Mudau, MSc Eng, Pr. Sci. Nat., the Resource Geology Manager at the RVN

Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the surface Mineral Reserves, also based on depletion up to December 2018, is Mr GJ Viljoen GPr MS 0256, an independent survey contractor.

For the Southern African Platinum Operations, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the SA Platinum Operations Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Andrew Brown, who gave his consent for the disclosure of the 2018 Mineral Resources and Mineral Reserves Statement. Andrew [M.Sc Mining Eng] is registered with SAIMM (705060) and has 35 years' experience relative to the type and style of mineral deposit under consideration.

For the United States Region, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the Stillwater and East Boulder Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Brent LaMoure, who gave his consent for the disclosure of the 2018 Mineral Resources and Mineral Reserves Statement. Brent [B.Sc Mining Eng] is registered with the Mining and Metallurgical Society of America (01363QP) and has 23 years' experience relative to the type and style of mineral deposit under consideration. For the US project Resource estimation, the competent person is Stanford Foy. Stan is registered with the Society for Mining, Metallurgy and Exploration Inc. (4140727RM) and has 27 years' experience relative to the type and style of mineral deposit under consideration.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 20, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer